UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 5, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: December 5, 2007

5 December 2007
LGL Ballarat Goldfields mine recovery update
Lihir Gold Ltd (LGL) continues to make good progress towards restoring operations at its Ballarat Goldfields mine.
Since the fall of ground in the Woolshed Gully decline on 19 November, LGL has been working closely with regulatory authorities to develop an appropriate plan to clear the rock fall and resume normal operations.
A draft plan has been prepared which currently envisages a return to normal operations by mid to late January, subject to final approvals from regulatory authorities.
Our primary concern in devising the remediation plan is to ensure the safety of our employees at all times.
Further information will be provided in due course.
Enquiries:
Joel Forwood
Manager Investor Relations
Ph: 07 3318 3331

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www.lihir.com.pg	Brisbane QLD 4000 Australia